EXHIBIT 17.1
March 21, 2011
BioClinica, Inc.
826 Newtown-Yardley Road
Newtown, PA 18940
Gentlemen:
     I hereby notify you that I do not wish to stand for re-election to the Board of Directors of BioClinica, Inc. (the “Company”). I will continue to serve as a member of the Board of Directors, as well as the Chair of the Compensation Committee of the Board of Directors and a member of the Nominating and Corporate Governance Committee of the Board of Directors, until my successor has been duly appointed at the upcoming Annual Meeting of Stockholders scheduled for May 11, 2011.
     My decision is not the result of a disagreement between the Company and me on any matter relating to the Company’s operations, policies or practices. On the contrary, I have thoroughly appreciated the opportunity to participate as a member of the BioClinica Board of Directors and I trust that I have helped in some small way to the continued success of the Company.
Very truly yours,
/s/ James A. Taylor
James A. Taylor, Ph.D.